	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549				SEC FILE NUMBER 001-35274
FORM 12b-25 NOTIFICATION OF LATE FILING
CUSIP NUMBER 80007A102

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	September 30, 2020
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SandRidge Permian Trust
Full Name of Registrant

Former Name if Applicable

The Bank of New York Mellon Trust Company, N.A., Trustee, 601 Travis Street, 16th Floor
Address of Principal Executive Office (Street and Number)

Houston, Texas 77002
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SandRidge Permian Trust (the “Trust”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 (the “Quarterly Report”). The Trust has determined that it is unable to file its Quarterly Report within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

As previously disclosed in the Trust’s Form 8-K filed on October 14, 2020, on October 13, 2020, Avalon Energy, LLC (“Avalon”), the sponsor of the Trust, notified the Trust that on October 12, 2020, Avalon and Montare Resources I, LLC (“Montare”) entered into a Purchase and Sale Agreement, effective as of September 1, 2020, whereby Avalon sold wells and related assets associated with certain of its interests in specified oil and natural gas properties located in Andrews County, Texas (the “Underlying Properties”) to Montare, unburdened by the applicable portion of the royalty interests held by the Trust (the “Royalty Interests”), for approximately $4.9 million in accordance with Avalon’s contractual rights set forth in the Amended and Restated Trust Agreement governing the Trust and the conveyancing documents pursuant to which the Royalty Interests were conveyed to the Trust (the “Montare Sale”).

Due to the Montare Sale, the Trust requires additional time for the preparation and review of the financial statements to ensure adequate disclosure of the financial information required to be included in the Quarterly Report with respect to the Trust’s analysis of an impairment in the Trust’s investment in royalty interests and for the preparation and review of the disclosures reflecting the impact of the Montare Sale. The Trust intends to file the Quarterly Report on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Sarah Newell	512	236-6531
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Trust expects to report in the Quarterly Report that revenues and distributable income for the three months ended September 30, 2020 will be significantly less compared to the three months ended September 30, 2019, as discussed below. The Quarterly Report will be prepared assuming that the Trust will continue as a going concern, which is consistent with March 31, 2020 and June 30, 2020 interim reviews.

Revenues

Royalty Income. Royalty income is a function of production volumes sold attributable to the Royalty Interests and associated prices received. The Trust expects to report that royalty income received during the three-month period ended September 30, 2020 totaled approximately $1.7 million compared to $6.1 million received during the three-month period ended September 30, 2019. The expected approximate $4.4 million decrease in royalty income consisted of approximately $2.8 million attributable to a decrease in prices received and approximately $1.6 million attributable to a decrease in total volumes produced. The Trust expects to report that the average number of producing wells in the three-month period ended September 30, 2020 decreased by 196 from 1,047 wells in the three-month period ended September 30, 2019, because those Trust Wells could not produce oil and natural gas in paying quantities due to a continuing decline in production and were shut in.

Expenses

Production Taxes. Production taxes are calculated as a percentage of oil and natural gas revenues, net of any applicable tax credits. The Trust expects to report that production taxes for the three-month period ended September 30, 2020 totaled approximately $0.1 million, or $0.86 per Boe, and were approximately 4.8% of royalty income. Production taxes for the three-month period ended September 30, 2019 totaled approximately $0.3 million, or $2.28 per Boe, and were approximately 4.7% of royalty income.

Trust Administrative Expenses. Trust administrative expenses generally consist of fees paid to the Trustee and the Delaware Trustee, administrative services fees paid to Avalon, tax return and related form preparation fees, legal and accounting fees, and other expenses incurred as a result of being a publicly traded entity. The Trust expects to report that Trust administrative expenses for the three-month period ended September 30, 2020 totaled approximately $0.4 million compared to approximately $0.1 million for the three-month period ended September 30, 2019. The expected increase during the 2020 period primarily relates to the timing of administrative expense payments.

Distributable Income

The Trust expects to report that distributable income for the three-month period ended September 30, 2020 was $0.7 million, which included a net addition of approximately $0.5 million to the cash reserve for the payment of future Trust expenses, reflecting approximately $0.9 million withheld from the August 2020 cash distribution to unitholders partially offset by approximately $0.4 million used to pay Trust expenses during the period. Distributable income for the three-month period ended September 30, 2019 was $4.7 million, which included a net addition of approximately $1.0 million to the cash reserve for the payment of future Trust expenses, reflecting approximately $1.1 million withheld from the August 2019 cash distribution to unitholders partially offset by approximately $0.1 million used to pay Trust expenses during the period.

Cautionary Statement Regarding Forward-Looking Information

This document includes “forward-looking statements” about the Trust, Avalon and other matters discussed herein that are subject to risks and uncertainties within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical fact included in this document, regarding the Trust’s or Avalon’s plans and objectives for future operations, are forward-looking statements. Actual outcomes and results may differ materially from those projected. Forward-looking statements are generally accompanied by words such as “estimate,” “target,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “could,” “may,” “foresee,” “plan,” “goal,” “should,” “intend” or other words that convey the uncertainty of future events or outcomes. The Trust has based these forward-looking statements on its current expectations and assumptions about future events. These statements are based on certain assumptions made by the Trust in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate under the circumstances. However, whether actual results and developments will conform with the Trust’s expectations and predictions is subject to a number of risks and uncertainties, including the risk factors discussed in Item 1A of the Trust’s 2019 Form 10-K and in Item 1A of Part II of the Trust’s Quarterly Report on Form 10-Q for the period ended June 30, 2020, which could affect the future results of the energy industry in general, and the Trust and Avalon in particular, and could cause those results to differ materially from those expressed in such forward-looking statements. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Avalon’s business or the Trust’s results. Such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in such forward-looking statements. The Trust undertakes no obligation to publicly update or revise any forward-looking statements.

SandRidge Permian Trust
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2020	By	/s/ Sarah Newell
Sarah Newell Vice President The Bank of New York Mellon Trust Company, N.A., as Trustee of SandRidge Permian Trust

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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